SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 15)*

Endesa, S.A.
(Name of Issuer)

American Depositary Shares, each representing the right to receive one ordinary share, nominal value €1.20 each
Ordinary Shares, nominal value €1.20 each
(Title of Class of Securities)

00029274F1
(CUSIP Number)

Acciona, S.A.
Avenida de Europa, 18
Empresarial La Moraleja, Alcobendas
Madrid, Spain 28108
Attention: Jorge Vega-Penichet
+34 91 663 2850

Copy to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Attention: Adam O. Emmerich
(212) 403-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 26, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     This Amendment No. 15 (“Amendment No. 15”) amends and supplements the statement on Schedule 13D (as previously amended from time to time, the “Schedule 13D”) filed by Acciona, S.A. (“Acciona”) and Finanzas Dos, S.A. (“Finanzas” and together with Acciona, the “Reporting Persons”), pursuant to a Joint Filing Agreement filed with the original Schedule 13D on October 5, 2006, with respect to the ordinary shares, nominal value €1.20 each (a “Share”), and the American Depositary Shares (the “ADSs”), each representing the right to receive one Share of Endesa, S.A. (“Endesa” or the “Issuer”). Capitalized terms used and not defined in this Amendment No. 15 have the meanings set forth in the Schedule 13D. Except as specifically provided herein, this Amendment No. 15 does not modify any of the information previously reported in the Schedule 13D. This Amendment No. 15 is being filed for the purpose of publicly disclosing certain important developments in connection with the Reporting Person’s investment in Endesa, and to file an English translation of the agreement (the “Cooperation Agreement”) among the Reporting Persons, ENEL Società per Azioni and Enel Energy Europe Società Responsabilità Limitata (together, “ENEL”) regarding Endesa, which was previously publicly announced and reported in the Schedule 13D.

Item 4. Purpose of Transaction.

              Item 4 is hereby amended to add the following supplemental information:

Cooperation Agreement

     As previously reported, on March 26, 2007, the Reporting Persons and ENEL entered into the Cooperation Agreement to implement a joint management project for Endesa under the leadership of Acciona pursuant to the terms and conditions set forth in the Cooperation Agreement. An English translation of the Cooperation Agreement is filed as Exhibit 10.16 hereto, and the terms of the Cooperation Agreement are incorporated herein by reference. The official version of the Cooperation Agreement, which is in Spanish, was attached to a Hecho Relevante, or current report, filed by Acciona with the CNMV on March 26, 2007, which report was attached as Exhibit 99.36 to the Schedule 13D. All Hechos Relevantes filed by Acciona and other reporting persons with the CNMV, as well as all public communications and notices from the CNMV itself, are available on the internet at www.cnmv.es.

     On March 27, 2007, Acciona held an investor conference to discuss the terms of the Cooperation Agreement. The presentation materials used for the investor conference are attached as Exhibit 99.37 hereto and are incorporated herein by reference.

CNMV Actions

     As previously disclosed, the Reporting Persons and ENEL agreed in the Cooperation Agreement that the tender offer contemplated in connection with their joint management project for Endesa would be formally commenced as soon as legally possible. In addition, the Reporting Persons also publicly disclosed in the press release announcing the Cooperation Agreement, issued on March 26, 2007, that the implementation of the transactions contemplated by the Cooperation Agreement, including the tender offer, is subject to various conditions, authorizations, contingencies and other significant requirements and constraints deriving from applicable laws and regulations and from the Cooperation Agreement. In this regard, it should be noted that, as was widely publicly reported, on March 23, 2007, the CNMV passed a resolution stating it would not authorize (and thus effectively prohibiting) the commencement of an offer by the Reporting Persons and ENEL until the end of a six-month period following the settlement date of the pending offer by E.ON, unless E.ON abandons its offer. An English translation of the CNMV resolution is attached as Exhibit 99.38 hereto. On March 27, 2007, by communication dated March 26, 2007, the CNMV confirmed this decision. An English translation of the CNMV communication of March 27, 2007 is attached as Exhibit 99.39 hereto.

Increase in E.ON Bid

     On March 26, 2007, prior to the announcement of the execution of the Cooperation Agreement, E.ON issued an ad hoc announcement that it had raised its offer price for Shares and ADSs to €40.00 per Share or ADS, and that it had extended the acceptance period for its offer in Spain to April 3, 2007, and for its offer in the United States to April 6, 2007, midnight (local time New York).

Endesa Board Recommendation

     Later that day, March 26, 2007, following the increase of the E.ON bid and the announcement of the Cooperation Agreement, Endesa’s board of directors announced that it had voted unanimously in favor of the E.ON offer, and recommended that Endesa shareholders tender their Shares in the E.ON offer. Endesa filed a Hecho Relevante, or current report, with the CNMV on March 26, 2007, setting forth this recommendation and the reasons for the recommendation.

Caja Madrid Transaction

     Also, on March 26, 2007, Caja de Ahorros y Monte de Piedad de Madrid (“Caja Madrid”), which owns approximately 9.936% of the share capital of Endesa, announced that it had entered into an equity swap agreement with E.ON, which would provide E.ON with economic rights to the Shares owned by Caja Madrid for a period of two years. Caja Madrid announced that, under the terms of the agreement, it will retain the voting rights associated with such Shares for two years, at which point E.ON will have the right to acquire the Shares at €40 per Share. The agreement is subject to E.ON maintaining the tender offer. Caja Madrid’s announcement was filed with the CNMV as a Hecho Relevante, or current report, on March 26, 2007.

Legal Proceedings

     On March 26, 2007, E.ON filed a motion for leave to file a Second Supplemental and Amended Complaint in the U.S. District Court for the Southern District of New York against the Reporting Persons (the “Proposed Complaint”). The Proposed Complaint generally alleges that the Reporting Persons have made false and misleading statements in violation of the securities laws and the District Court’s February 5, 2007 Preliminary Injunction Order enjoining the Reporting Persons from “any further violation of [Section 13(d) of the Exchange Act] or any other disclosure provision in the securities laws.” More specifically, the Proposed Complaint incorporates the entirety of E.ON’s Supplemental and Amended Complaint against the Reporting Persons, filed on November 17, 2006, and in addition alleges, among other things, that: (1) certain statements in Amendment No. 11 to the Schedule 13D ceased to be true once Acciona began to plan for a tender offer for all of the outstanding Shares, including that: (i) Acciona’s goal was an independent Endesa with Acciona as its key shareholder; (ii) Acciona sought to acquire only up to a percentage of Endesa that would not require Acciona to launch a tender offer under Spanish law (currently 25%); (iii) Acciona had no intent to control Endesa by acquiring a majority of Endesa’s capital stock; and (iv) Acciona thought that an Endesa that continued as a publicly held company is an attractive long-term business proposition; (2) the statements in Amendment No. 11 to the Schedule 13D that, with the exception of total return swaps arrangements that it had with Santander, Acciona had no contracts, arrangements, understandings or relationships with any person with respect to any securities of Endesa, ceased to be true at some point during Acciona’s discussions with ENEL regarding Endesa; (3) Amendment No. 13 to the Schedule 13D falsely states that Acciona and ENEL have lately held discussions for the purposes of reviewing possible scenarios following the E.ON offer, and the possibility, in the event that the offer does not result in the acquisition of 50% or more of the share capital of Endesa by E.ON, to develop a shared management project for Endesa, under the leadership of Acciona, which would include as a first step, in compliance with current legislation, the launching by Acciona and ENEL of a tender offer for all of the shares in Endesa not already held by either of them, when, in fact, Acciona and ENEL were aware that they would not be permitted to launch a full tender offer for Endesa; and (4) Amendment No. 13 to the Schedule 13D falsely states that, although discussions with ENEL have progressed positively, no definitive agreement has been reached, when, in fact, the plans and arrangements between Acciona and ENEL as of March 23, 2007, the date on which Amendment No. 13 was filed, were sufficiently concrete such that Section 13(d) of the Exchange Act required their disclosure prior to March 23.

     The Proposed Complaint seeks relief in the form of (1) a declaration that the original Schedule 13D and the amendments thereto, including Amendments Nos. 13 and 14, violate Section 13(d) of the Exchange Act; (2) a declaration that Acciona violated Rule 14e-8 under the Exchange Act; (3) a declaration that Acciona violated Section 14(e) of the Exchange Act through its false and misleading statements in connection with E.ON’s tender offer for Endesa shares and Acciona’s public announcement of its plan to make a tender offer for Endesa; (4) an order requiring correction by public means of the alleged misstatements and omissions, including specific public disclosure that under the CNMV’s March 23 Resolution, Acciona and ENEL cannot and will not make any tender offer for Endesa shares before October 2007, six months from the settlement of E.ON’s offer, and that there is no assurance that Acciona and ENEL will ever make a tender offer for Endesa shares or of the price at which such an offer may be made; (5) an injunction against purchasing or making any arrangement to purchase any Endesa shares; (6) divestiture of Endesa securities acquired on or after October 5, 2006; (7) an order requiring the voting of any Shares held in proportion to the votes cast by the remaining Endesa shareholders; (8) an order requiring withdrawal rights to be offered to all shareholders who sold shares to Acciona in response to the previously-alleged Acciona tender offer; (9) an injunction against the commencement of a tender offer for Shares; and (10) an injunction against any additional material misstatements or omissions in connection with Endesa securities.

     On March 26, 2007, E.ON also filed a motion for expedited scheduling and discovery, and a motion to hold the Reporting Persons in contempt of the Court’s February 5, 2007 Preliminary Injunction Order. E.ON has indicated that it will seek to have its claims ruled upon by October 2007. The Court has scheduled a conference to be held on April 3, 2007 to discuss scheduling

     The description of the Proposed Complaint contained herein is qualified in its entirety by the actual terms of the complaint, which is attached as Exhibit 99.40 hereto and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

        Item 7 is hereby amended and supplemented by adding the following thereto:

10.16	English Translation of Agreement by and between Acciona, S.A., Finanzas Dos, S.A.,
ENEL Società per Azioni and Enel Energy Europe Società Responsabilità Limitata, dated
March 26, 2007, regarding the development of a joint ownership project for Endesa, S.A.
(“Cooperation Agreement”)

99.37	Presentation by Acciona, S.A. regarding Endesa, dated March 26, 2007 and publicly released on March 27, 2007

99.38	CNMV Board Resolution in Respect of Endesa Takeover Bid, dated March 23, 2007
(English translation)

99.39	CNMV Communication in Relation of the Agreement between Acciona and ENEL over
Endesa, dated March 26, 2007 (English translation)

99.40	Proposed Second Supplemental and Amended Complaint by E.ON AG and E.ON
Zwölfte Verwaltungs GmbH, dated March 26, 2007

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 28, 2007

ACCIONA, S.A.

By: /s/ Jorge Vega-Penichet

Name:	Jorge Vega-Penichet
Title:	Company Secretary

FINANZAS DOS, S.A.

By: /s/ Vicente Santamaria de Paredes Castillo

Name:	Vicente Santamaria
de Paredes Castillo
Title:	Company Secretary

INDEX OF EXHIBITS

10.1	English Translation of Bridge Credit Contract, dated September 26, 2006, between,
Finanzas Dos, S.A. as guaranteed party, Acciona, S.A as guarantor, Banco Santander
Central Hispano, S.A. as financing entity (1)

10.2	English Translation of Bridge Credit Commitment, dated September 26, 2006, from
Banco Santander Central Hispano, S.A. to Acciona, S.A (1)

10.3	English Translation of Commitment Letter, dated September 26, 2006, from Banco
Santander Central Hispano, S.A. to Acciona, S.A. and Finanzas Dos, S.A and related
Term Sheets (1)

10.4	International Swaps and Derivatives Association, Inc. Master Agreement, dated as of
September 25, 2006, between Banco Santander Central Hispano, S.A. and Finanzas Dos,
S.A. (with Confirmations dated September 25, 2006, September 27, 2006, October 3,
2006, October 4, 2006, October 5, 2006, October 6, 2006, October 9, 2006, October 10,
2006 and October 11, 2006) (1)

10.5	Confirmations with respect to the Total Return Swaps entered into on October 12, 13, 16,
17 and 19, 2006 (2)

10.6	English Translation of Amendment and Extension of Bridge Loan Agreement, dated
November 15, 2006, by and among Banco Santander Central Hispano, S.A. Acciona,
S.A. and Finanzas Dos, S.A. (5)

10.7	English Translation of Stock Purchase Order from Acciona, S.A. to Banco Santander
Central Hispano, S.A., dated September 25, 2006 (6)

10.8	English Translation of letter from Acciona, S.A. to Banco Santander Central Hispano,
S.A., dated September 25, 2006. (6)

10.9	English Translation of Syndicated Financing Agreement between Finanzas Dos, S.A. and the Lenders, dated December 21, 2006 (8)

10.10	English Translation of Syndicated Financing Agreement between Acciona, S.A. and the
Lenders, dated December 21, 2006 (8)

10.11	English Translation of Shareholder Subordinated Loan Agreement between Acciona,
S.A., Finanzas Dos, S.A. and the Lenders, dated December 21, 2006 (8)

10.12	English Translation of Coordination and Guarantees Agreement between Acciona, S.A.,
Finanzas Dos, S.A. and the Lenders, dated December 21, 2006 (8)

10.13	English Translation of Shareholder Support Agreement between Acciona, S.A., Finanzas
Dos, S.A. and the Lenders, dated December 21, 2006 (8)

10.14	English Translation of CMOFs Agreement between Acciona, S.A. and the Lenders, dated
December 21, 2006 (10)

10.15	English Translation of CMOFs between Finanzas Dos, S.A. and the Lenders, dated
December 21, 2006 (10)

10.16	English Translation of Agreement by and between Acciona, S.A., Finanzas Dos, S.A.,
ENEL Società per Azioni and Enel Energy Europe Società Responsabilità Limitata, dated

March 26, 2007, regarding the parties’ ownership in development of a joint ownership project for Endesa, S.A. (“Cooperation Agreement”)

99.1	Complaint filed on October 12, 2006 by E.ON AG and E.ON Zwölfte Verwaltungs
GmbH against Acciona, S.A. and Finanzas Dos, S.A. (Civil Action No. 06 CV 8720) (1)

99.2	Hecho Relevante (No. 71725) filed on October 20, 2006 by Acciona, S.A. with the
Spanish Comisión Nacional del Mercado de Valores. (Response to query from the
CNMV as to Acciona’s intent as an Endesa shareholder.) (English Translation) (2)

99.3	Resolutions of the Comisión Nacional de la Energia (CNE) regarding Acciona, S.A.’s and Finanzas Dos, S.A.’s ownership in Endesa securities, dated November 3, 2006 (3)

99.4	Amended Complaint filed on November 3, 2006, by E.ON AG, E.ON Zwölfte
Verwaltungs GmbH and BKB AG against Acciona, S.A. and Finanzas Dos, S.A. (Civil
Action No. 06 CV 8720) (3)

99.5	Hecho Relevante (No. 72281) filed on November 10, 2006 by Acciona, S.A. with the
Spanish Comisión Nacional del Mercado de Valores. (Notification of acquisition of an additional 9.63% of the Shares.) (4)

99.6	Press release issued by Acciona, S.A., dated November 10, 2006 (4)

99.7	Hecho Relevante (No. 72898) filed on November 21, 2006 by Acciona, S.A. with the
Spanish Comisión Nacional del Mercado de Valores. (Notification of acquisition of an additional 0.37% of the Shares) (5)

99.8	Opinion and Order rendered by the Honorable Denise Cote, United States District Judge,
United States District Court, Southern District of New York, in E.ON AG and E.ON
Zwölfte Verwaltungs GmbH v. Acciona, S.A. and Finanzas Dos, S.A. (Civil Action No.
06 CV 8720), dated November 20, 2006 (5)

99.9	Hecho Relevante (No. 71032) filed on September 25, 2006 by Acciona, S.A. with the
Spanish Comisión Nacional del Mercado de Valores. (Notification of the acquisition of a
10% interest in Endesa.) (English Translation) (6)

99.10	Anuncios a la CNMV (No. 71035) released on September 26, 2006 by the Spanish
Comisión Nacional del Mercado de Valores. (Copy of Announcement by the CNMV in
relation to Acciona and Endesa.) (English Translation) (6)

99.11	Hecho Relevante (No. 71036) filed on September 26, 2006 by Acciona, S.A. with the
Spanish Comisión Nacional del Mercado de Valores. (Press release relating to the acquisition of a 10% interest in Endesa.) (English Translation) (6)

99.12	Hecho Relevante (No. 71037) filed on September 26, 2006 by Acciona, S.A. with the
Spanish Comisión Nacional del Mercado de Valores. (Powerpoint presentation relating to the acquisition of a 10% interest in Endesa.) (English original) (6)

99.13	Hecho Relevante (No. 71040) filed on September 26, 2006 by Acciona, S.A. with the
Spanish Comisión Nacional del Mercado de Valores. (Copies of the materials included in Hechos Relevantes Nos. 71032, 71036 and 71037, and additional press release in response to certain media reports.) (The Powerpoint presentation filed as Hecho
Relevante No. 71036, which was originally prepared in English, is not refiled as part of this Exhibit, but is filed as Exhibit 99.12.) (English Translation) (6)

99.14	Hecho Relevante (No. 71074) filed on September 26, 2006 by Acciona, S.A. with the
Spanish Comisión Nacional del Mercado de Valores. (Additional information relating to
Acciona’s investment in Endesa.) (English Translation) (6)

99.15	Anuncios a la CNMV (No. 71075) released on September 26, 2006 by the Spanish
Comisión Nacional del Mercado de Valores. (Copy of Announcement by the CNMV in
relation to Acciona.) (English Translation) (6)

99.16	Hecho Relevante (No. 71151) filed on September 27, 2006 by Acciona, S.A. with the
Spanish Comisión Nacional del Mercado de Valores. (Notification in relation to Total
Returns Swaps having reach 5.01%.) (English Translation) (6)

99.17	Hecho Relevante (No. 71504) filed on October 16, 2006 by Acciona, S.A. with the
Spanish Comisión Nacional del Mercado de Valores. (Notification of the
commencement of a lawsuit by E.ON in the United States District Court for the Southern
District of New York.) (English Translation) (6)

99.18	Hecho Relevante (No. 71699) filed on October 20, 2006 by Acciona, S.A. with the
Spanish Comisión Nacional del Mercado de Valores. (Notification in relation to Total
Returns Swaps having reached 9.63%.) (English Translation) (6)

99.19	Hecho Relevante (No. 71703) filed on October 20, 2006 by Acciona, S.A. with the
Spanish Comisión Nacional del Mercado de Valores. (Including copies of (a) (in the original Spanish) of the Bridge Credit Contract filed as Exhibit 10.1, the Bridge Credit
Commitment filed as Exhibit 10.2, the Commitment Letter and related Term Sheets filed as Exhibit 10.3; (b) (in the original English) the International Swaps and Derivatives
Association, Inc. Master Agreement with Confirmations dated September 25 and 27,
2006 and October 3, 4, 5, 6, 9, 10 and 11, 2006 filed as Exhibit 10.4; (c) (in the original
English and Spanish translation) Amendment No. 1 to the Schedule 13D; and (d) (in
Spanish translation) the Complaint filed as Exhibit 99.1. (English Translation, without exhibits filed otherwise with this Schedule 13D) (6)

99.20	Hecho Relevante (No. 72034) filed on November 6, 2006 by Acciona, S.A. with the
Spanish Comisión Nacional del Mercado de Valores. (Notification of CNE approval, including official notice of the CNE filed previously as Exhibit 99.3.) (English
Translation) (6)

99.21	Supplemental and Amended Complaint filed on November 17, 2006, by E.ON AG, E.ON
Zwölfte Verwaltungs GmbH and BKB AG against Acciona, S.A. and Finanzas Dos, S.A.
(Civil Action No. 06 CV 8720) (6)

99.22	Hecho Relevante (No. 74537) filed on December 22, 2006 by Acciona, S.A. with the
Spanish Comisión Nacional del Mercado de Valores. (Notification related to the Long-
Term Financing and the Acciona Financing.) (7)

99.23	Hecho Relevante (Nos. 75419, 75427, 75428, 75434, 75436, 75438 and 75439) filed on
January 10, 2007 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de
Valores. (Notification related to purchase of additional Shares and attaching the original
Spanish language versions of the financing agreements, English translations of which have been filed as Exhibits 10.9 through 10.13 hereto and the CMOFs) (8)

99.24	Letter from the Spanish Comisión Nacional del Mercado de Valores to Acciona, dated
January 8, 2006, attaching a copy of the E.ON CNMV Complaint. (English Translation) (8)

99.25	Opinion and Order rendered by the Honorable Denise Cote, United States District Judge,
United States District Court, Southern District of New York, in E.ON AG and E.ON
Zwölfte Verwaltungs GmbH v. Acciona, S.A. and Finanzas Dos, S.A. (Civil Action No.
06 CV 8720), dated January 9, 2007 (8)

99.26	Response to the request for information made by the CNMV in connection with the E.ON
CNMV Complaint submitted by Acciona, S.A. on January 12, 2007 to the CNMV (9)

99.27	Report for Public Disclosure (No. 22272) filed on January 12, 2007 by Acciona, S.A.
with the Spanish Comisión Nacional del Mercado de Valores. (Notification related to the
E.ON CNMV Complaint and attaching the original Spanish language version of
Acciona’s Response to the request for information made by the CNMV in connection with the E.ON CNMV Complaint, an English translation of which has been filed as
Exhibit 99.26 hereto) (9)

99.28	English Translation of Official Request submitted to the CNMV by Acciona, S.A., on
January 16, 2007, relating to E.ON. (10)

99.29	English Translation of Supplement to Official Request submitted to the CNMV by
Acciona, S.A., on January 19, 2007, relating to E.ON (10)

99.30	Acciona Presentation, “Endesa independent: an alternative with greater value,” dated
January 25, 2007 (11)

99.31	Report for Public Disclosure (Nos. 22570 and 22577) filed on January 25, 2007 by
Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores.
(Notification related to the Acciona presentation, “Endesa independent: an alternative with greater value,” which presentation is attached hereto as Exhibit 99.30) (11)

99.32	Opinion and Order rendered by the Honorable Denise Cote, United States District Judge,
United States District Court, Southern District of New York, in E.ON AG and E.ON
Zwölfte Verwaltungs GmbH v. Acciona, S.A. and Finanzas Dos, S.A. (Civil Action No.
06 CV 8720), dated February 5, 2007 (12)

99.33	Report for Public Disclosure (No. 22651) filed on February 6, 2007 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Notification related to the
February 5, 2007 Opinion and Order rendered by the Honorable Denise Cote, United
States District Judge, United States District Court, Southern District of New York, which
Opinion and Order is attached as Exhibit 99.32 hereto) (12)

99.34	Hecho Relevante (No. 78380) filed on March 23, 2007 by Acciona, S.A. with the Spanish
Comisión Nacional del Mercado de Valores. (Notification related to Acciona’s discussions with ENEL Società per Azioni) (English translation) (13)

99.35	Press Release, dated March 26, 2007, issued by Acciona, S.A. and ENEL Società per
Azioni regarding Cooperation Agreement (14)

99.36	Hecho Relevante (Nos. 78443, 78444) filed on March 26, 2007 by Acciona, S.A. with the
Spanish Comisión Nacional del Mercado de Valores. (Notice related to the Cooperation
Agreement attached as Exhibit 10.16 hereto) (English translation) (14)

99.36	Hecho Relevante (No. 78453) filed on March 26, 2007 by Acciona, S.A. with the Spanish
Comisión Nacional del Mercado de Valores. (Notice related to the Cooperation
Agreement attached as Exhibit 10.16 hereto) (English translation) (14)

99.37	Presentation by Acciona, S.A. regarding Endesa, dated March 26, 2007 and publicly released on March 27, 2007

99.38	CNMV Board Resolution in Respect of Endesa Takeover Bid, dated March 23, 2007
(English translation)

99.39	CNMV Communication in Relation of the Agreement between Acciona and ENEL over
Endesa, dated March 26, 2007 (English translation)

99.40	Proposed Second Supplemental and Amended Complaint by E.ON AG and E.ON
Zwölfte Verwaltungs GmbH, dated March 26, 2007

(1)	Filed with Amendment No. 1 to the Schedule 13D
(2)	Filed with Amendment No. 2 to the Schedule 13D
(3)	Filed with Amendment No. 3 to the Schedule 13D
(4)	Filed with Amendment No. 4 to the Schedule 13D
(5)	Filed with Amendment No. 5 to the Schedule 13D
(6)	Filed with Amendment No. 6 to the Schedule 13D
(7)	Filed with Amendment No. 7 to the Schedule 13D
(8)	Filed with Amendment No. 8 to the Schedule 13D
(9)	Filed with Amendment No. 9 to the Schedule 13D
(10)	Filed with Amendment No. 10 to the Schedule 13D
(11)	Filed with Amendment No. 11 to the Schedule 13D
(12)	Filed with Amendment No. 12 to the Schedule 13D
(13)	Filed with Amendment No. 13 to the Schedule 13D
(14)	Filed with Amendment No. 14 to the Schedule 13D